Exhibit 99.1

BRAINSWAY LTD.

19 Hartum Street, Bynet Building, 3rd Floor

Har HaHotzvim, Jerusalem 9777518

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 22, 2021

The Annual General Meeting of Shareholders of BrainsWay Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on December 22, 2021 at 3:00 p.m. Israel time, or at any adjournments thereof (the “Annual Meeting”), for the following purposes:

1.	To appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2021 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

2.	To approve the Company's Amended and Restated Compensation Policy;

3.	To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company; and

4.	To approve an increase in the Company’s authorized share capital by 60,000,000 ordinary shares, par value NIS 0.04 per share from 60,000,000 ordinary shares, par value NIS 0.04 per share to 120,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

In addition, shareholders at the Meeting will have an opportunity to discuss the financial statements of the Company for the fiscal year ended December 31, 2020 and the Board of Directors Report (included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission) for the year.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on November 16, 2021 shall be entitled to receive notice of and to vote at the Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the Annual Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Monday, December 20, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Monday, December 20, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on Wednesday, December 22, 2021). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than December 10, 2021. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,
Dr. David Zacut
Chairman of the Board of Directors

Tel-Aviv, Israel

November 17, 2021

BRAINSWAY LTD.

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19 Hartum Street, Bynet Building

3rd Fl, Har HaHotzvim

Jerusalem 9777518

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22, 2021

This Proxy Statement ("Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of BrainsWay Ltd. (the “Company” or “Brainsway”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual Meeting”), to be held on Wednesday, December 22, 2021, at 3:00 p.m. Israel time at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournments thereof.

It is proposed at the Annual Meeting to adopt the following proposals or to consider the following items:

1.	appoint Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company’s independent auditors for the year 2021 and for an additional period until the following annual general meeting and to authorize the Board of Directors to determine their compensation for the year; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

2.	To approve amendments to the Company's Compensation Policy;

3.	To approve the re-election of Dr. David Zacut as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi as directors to the board of directors of the Company; and

4.	To approve an increase in the Company’s authorized share capital by 60,000,000 ordinary shares, par value NIS 0.04 per share from 60,000,000 ordinary shares, par value NIS 0.04 per share to 120,000,000 ordinary shares, par value NIS 0.04 per share, and to amend the Articles of Association of the Company accordingly.

The Company is currently unaware of any other matters that may be raised at the Annual Meeting. Should any other matters be properly raised at the Annual Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals to the Company no later than Tuesday, November 30, 2021.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on November 16, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the Annual Meeting. At the close of business on November 16, 2021, the Company will have outstanding 32,907,384 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the Annual Meeting.

Proxies

A form of proxy card for use at the Annual Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Annual Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the Annual Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Global Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the Annual Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Monday, December 20, 2021, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Monday, December 20, 2021, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on December 22, 2021). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Annual Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about November 19, 2021. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

One or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to the same day as the day of the scheduled Annual Meeting, in the following week, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, one or more shareholders holding Ordinary Shares or ADSs conferring in the aggregate at least one-third of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the reconvened meeting a quorum is not present, any two (2) shareholders present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares or ADSs represented.

Voting for Proposals 1, 3 and 4: The approval of Proposals 1, 3 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the Annual Meeting, in person or by proxy, and voting on the matter presented.

Voting for Proposal 2: The approval of Proposal 2 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposal 2 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposal as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to proposal 2 for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this Annual Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem 9777518, Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than December 10, 2021.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lac required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our General Counsel by e-mail: mklein@brainsway.com

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PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, certified public accountants in Israel and a member of Ernst & Young Global, as the Company's auditors for the year ending December 31, 2021 and for an additional period until the next annual general meeting. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2021 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

APPROVAL OF AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers (D&O) compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years.

On August 10, 2021, in accordance with the provisions of the Companies Law and following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders, in the form attached hereto as Appendix A (the “Amended Compensation Policy”). The considerations which guided the Company's Compensation Committee and Board of Directors in recommending the Amended Compensation Policy were: promoting the Company's long-term best interests and organization strategy, inter alia, the Company's risk management matrix, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its performance, taking into account the scope and reach of the Officer's role.

The Amended Compensation Policy was reviewed and amended with due consideration to the nature of the Company’s operations in the medical device sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and ADSs are then listed or traded, as well as other criteria including the magnitude of future cash needs, capitalization, future development plans, and shareholders' equity. The Amended Compensation Policy will be effective for three years from the General Meeting, if approved by the shareholders.

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The principles of the Amended Compensation Policy were set forth after discussions by the Compensation Committee and by the Board of Directors. The Amended Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the Amended Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term. Additionally, the Amended Compensation Policy intends, inter alia, to allow the Company to preserve and to recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead the Company to business success and to face the challenges confronted by the Company, to grant rational, appropriate and fair compensation to Officers, taking into consideration their duties and areas of responsibilities, giving focus on the contribution of the Officers to achieve the Company objectives and performance maximization.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix A, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 2, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board of Directors to approve the Amended Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board of Directors determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

The Company's Compensation Committee and Board of Directors recommends that the shareholders vote for the approval of the Amended Compensation Policy for the Company's directors and officers.

PROPOSAL NO. 3

RE-ELECTION OF DR. DAVID ZACUT, MR. AVNER HAGAI, MS. ETI MITRANY, MS. KAREN SARID, PROF. ABRAHAM ZANGEN, MR. YOSSI BEN SHALOM AND MR. AVNER LUSHI AS DIRECTORS

At the Meeting, the term of all the Company’s directors will expire. The Board of Directors has nominated each of Dr. David Zacut, as Chairman of the Board of Directors of the Company, Mr. Avner Hagai as Vice Chairman of the Board of Directors of the Company, and Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi to be re-elected as a director, in each case until the next annual general meeting of the Company.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the next annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of the Company's directors has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix B.

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The remuneration recommended by the Company’s Compensation Committee and approved by the Board of Directors for the Company’s non-executive directors is within the range for annual remuneration and per meeting participation remuneration limits under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000.

The remuneration of the Company's executive directors, Dr. David Zacut Chairman, and Prof. Abraham Zangen, has been previously approved by the shareholders, and remains unchanged.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position
Dr. David Zacut	70	Chairman of the Board
Mr. Avner Hagai	66	Vice Chairman of the Board
Mr. Avner Lushi	56	Director
Eti Mitrany	52	Director
Karen Sarid	71	Director
Prof. Abraham Zangen	53	Director
Yossi Ben Shalom	66	Director

Dr. David Zacut has served as our Chairman of the Board of Directors since the Company's inception and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as the Company's Vice Chairman of the Board of Directors since November 2006. He serves as a director at several companies, including at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer, where he has served since 2010, and at Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Mr. Avner Lushi co-founded Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF), a $100 million fund focused on introducing Israeli and western life sciences companies to the Chinese market, in which he also serves as a Managing Partner & CEO. From 2004 to 2015 Avner served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a prominent Israeli life sciences venture capital fund. Before joining IHCV Avner was the Co-Founder & CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Avner served as an independent board member in 7 industrial public companies, the two last active ones being Raval ICS Ltd. and Ram-On Investments and Holdings (1999) Ltd. In addition, he represented IHCV and represented GIBF in numerous portfolio companies. Prior to turning to the private sector, Avner held increasingly senior roles with the Israeli Prime Minister Chamber and the Israeli Supreme Court. Avner holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany previously served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals since 2012, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions in Teva, including CFO of specialty R&D, and CFO and Director of Financial Planning & Analysis of the global branded business. Ms. Mitrany joined Teva in 1995 as a financial analyst of Copaxone—the first innovative product of Teva for the treatment of multiple sclerosis. Ms. Mitrany received her BA in Economics and MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as our Director since December 2017 and currently serves as chairperson of our audit committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

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Prof. Avraham Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as BrainsWay’s platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation.

Yossi Ben Shalom has served as our Director since December 2018. Mr. Ben Shalom is a co-founder of D.B.S.I, a private investment company specializing in investments in mature companies that are positioned globally for high growth or built for vast expansion through M&As. As such, Mr. Ben Shalom serves as the Chairman of Pointer Telocation Ltd. (Nasdaq: PNTR), Rada (Nasdaq: RADA) and Shagrir Group Car Services Ltd. (TASE: SHGR). He also serves as a director at Taldor Computer Systems (1986) Ltd. (TASE: TALD), Eldan Cargo Ltd., The 8 Note Production & Distribution Ltd., Car 2 Go Ltd., Matzman Et Merutz Milenum Ltd. and Kafrit Industries (1993) Ltd. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. between 1994 and 1998. Mr. Ben Shalom holds a BA in Economics and an MA in Business Administration both from Tel Aviv University.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that each of Dr. David Zacut (Chairman), Mr. Avner Hagai (Vice Chairman), Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi be, and each of them hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Compensation Committee and Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 2.4 million, consisting of 60 million Ordinary Shares, NIS 0.04 par value per share. As of November 16, 2021, the Company had approximately 24,902,275 Ordinary Shares (the equivalent of 12,451,318 ADSs) available for future issuance after taking into account the shares available for issuance under existing options and warrants (consisting of approximately 41.5% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 2.4 million such that the authorized share capital shall be NIS 4.8 million, consisting of 120 million Ordinary Shares, NIS 0.04 par value per share (the equivalent of 2 million ADSs). The Board of Directors believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to pursue opportunities in the future without undue delay and expenses. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares and/or warrants to raise additional capital for the Company's business including under the registration statement on Form F-3 (File No. 333- 259610) filed with the Securities and Exchange Commission on September 17, 2021, to execute potential acquisitions, or to make future grants under the Company's Amended and Restated 2019 Share Incentive Plan, as amended.

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"RESOLVED, to approve an amendment to the Company's Articles of Association by increasing the authorized share capital of the Company from NIS 2.4 million, consisting of 60 million Ordinary Shares, NIS 0.04 par value per share, to NIS 4.8 million, consisting of 120 million Ordinary Shares, NIS 0.04 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Annual Meeting, but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dr. David Zacut

Chairman of the Board of Directors
Dated: November 17, 2021

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Appendix A

Amended and Restated Compensation Policy

BrainsWay Ltd.

(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

As last amended by the Company's Shareholders on December 22, 2021.

1.	Definitions
“Board”	-	The Company's board of directors;
"Committee"	-	The Company's compensation committee;
"Company"	-	BrainsWay Ltd.;
"Companies Law"	-	The Companies Law, 1999, Israel;
"Director"	-	The members of the Board of the Company;
"Securities Law"	-	The Securities Law, 1968, Israel;
"Subsidiaries"	-	As defined under Section 1 of the Securities Law.
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Officer"	-	As defined in the Companies Law, excluding the Directors;
"Stock Option Plan"	-	Amended and Restated 2019 Share Incentive Plan, as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;
“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
"Cost"	-	Cost to the employing entity.

2.	Overview

2.1.	General

2.1.1.	The Compensation Policy considers, inter alia, the Company's risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer's role.

2.1.2.	The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the life-sciences sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria. The compensation amounts and ratios are generally based on a survey conducted by Compvision Ltd. for the Company, which refers to the different positions, both Israeli and international comparison group and reflect a market benchmark for the Company.

2.1.3.	The compensation principles, targets and benchmarks are derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board from time to time.

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2.1.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

2.2.	Overall Compensation - Ratio Between Fixed and Variable Compensation

2.2.1.	This Policy aims to balance the mix of "fixed compensation", comprised of Base Salary and benefits (“Fixed Compensation") and "variable compensation", comprised of cash bonuses and equity-based compensation (“Variable Compensation") in order to, among other things, appropriately incentivize Officers and Directors to meet BrainsWay's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

2.2.2.	The total Variable Compensation of each Officer shall not exceed 85% of the total compensation package of such an Officer on an annual basis. The Board believes that such range expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

2.2.3.	It should be clarified, that the Fixed Compensation may constitute 100% of the total compensation package for an Officer in any year (under circumstances in which a variable component will not be approved for that year and/or in the event of a failure to meet the set goals, if and when determined).

2.3.	Intra-Company Compensation Ratio

In the process of drafting this Policy, BrainsWay’s Board has examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Officers (the “Officers Cost") and the average and median employer cost associated with the engagement of the other employees of BrainsWay (the “Other Employees Cost" and the “Ratio", respectively). The Board believes that the current Ratio does not adversely impact the work environment in BrainsWay. The following are the ratios as of the date of the approval of this Compensation Policy:

Position	Ratio to average Other Employees Cost	Ratio to the median Other Employees Cost
CEO	12.13	14.62
Other Officers	3.21	3.34
Directors	5.73	8.77

2.4.	Compensation Components

Compensation components will include each of the following

a.	Base Salary;
b.	Benefits;
c.	Cash bonuses;
d.	Equity based compensation;
e.	Retirement and termination; and
f.	Exemption, Indemnification and Insurance.

2.5.	Compensation Currency

While the Company's employment agreements and/or consulting agreements may be in NIS, USD or any other currency, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD. Conversion from USD to the relevant currency for the purposes of complying with this Policy shall be made when determining and approving a specific compensation component.

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2.6.	Interpretation

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

3.	Officers' areas of responsibility, education and experience

The compensation package to the Officers and Directors is individually determined by the Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.	Base Salary

4.1.	Position: Company CEO

The annual Base Salary for the Company CEO shall be up to USD $550,000 for a full-time position.1

4.2.	Position: Officers (other than CEO)

The annual Base Salary for each Officer (other than CEO) shall not exceed an amount of US $425,0002.

4.3.	Position: Directors

4.3.1.	Chairman of the Board (the “Chairman”)

The monthly remuneration of the chairman of the Board of Directors in the Company shall not exceed an annual cash fee retainer of US $280,000 (for full-time position). The monthly wage shall be reduced in a linear manner in the case of a reduction in the scope of the position.

4.3.2.	Other Directors

4.3.2.1.	All BrainsWay's Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to USD $50,000, BrainsWay committee membership annual cash fee retainer of up to USD $15,000, and committee chairperson annual cash fee retainer of up to USD $20,000 (not to be paid both as committee member and chairperson).

4.3.2.2.	In addition to the above, to the extent a Director is tasked to assist the Company's management on special and strategic projects or matters requiring specialized expertise and/or significant additional time beyond the scope expected within a Director’s regular responsibilities, such Director shall be entitled to a monthly amount of up to US $15,000 for each full month in which the Director assisted with said project/matter.

4.3.3.	In spite of the above, the compensation of the Company’s external directors, if any, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

1 This amount is not intended as a reflection of current market value for the indicated role; rather it is expressed as an upper limit to ensure appropriate flexibility, including such as required to meet future needs of the Company.

2 This amount is not intended as a reflection of current market value for the indicated role; rather it is expressed as an upper limit to ensure appropriate flexibility, including such as required to meet future needs of the Company.

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4.3.4.	It is hereby clarified that the compensation (and limitations) stated under Section 4.3.2.1 will not apply to directors who serve as Officers or consultants of the Company, and in such case the compensation shall be on the terms agreed upon between such director with the Company and duly approved under applicable law.

4.4.	Officers Benefits

4.4.1.	The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company's practice and common market practice;

•	Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•	Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

4.4.2.	The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies, etc.) including their gross up.

4.5.	Expenses Reimbursement

The Company CEO and all other Officers and Directors will be entitled to reimbursement of reasonable per diem (“אש"ל”) expenses incurred in the course of discharging its office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts, Director declaration, and/or such other reasonable documentation as may be requested. The Company may pay such expenses by credit card. Expense reimbursement for overseas travel will be in conformity with the Company's policy.

4.6.	Non-Material Change

A change in the fixed compensation of the CEO, which was approved by the Committee and the Board, shall be considered to be non-material according to section 272(d) so long as it does not exceed 10% of the fixed compensation, and all within the framework of the Policy.

According to section 1B3 to the Companies Regulations (Relief in Transactions with Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require Committee approval, as stated in section 272(d) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 10% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

5.	Cash Bonuses

5.1.	Company-Wide Threshold Conditions for Annual Target Bonus Payment

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The following cumulative conditions (the “Company-Wide Threshold Conditions”) must be fulfilled by the Company in order for Officers to qualify for an Annual Target Bonus in any given year:

5.1.1.	Adherence to at least 80% of the parameters of the Bonus Goals (as defined below); and

5.1.2.	The Company does not have negative cash flow or other circumstances which would endanger its ability to meet its liabilities over the course of the following 18 months (after payment of the proposed bonuses.)

5.2.	Annual Target Bonus

5.2.1.	Allocation Criteria. The Company may award (subject to the approvals of the Committee and the Board) an annual bonus to its Officers due to their contribution to the Company. The annual bonus to the Company’s Officers (the “Annual Target Bonus”) shall be determined substantially based on measurable criteria, and with respect to its less significant part may be determined at the discretion of the Committee and the Board, in accordance with the following breakdown:

Position	Company/Individual Performance Measures	Company’s Discretion
CEO	75%-100%	0%-25%
Other Officers	75%-100%	0%-25%

5.2.2.	The measurable criteria and their relative weight shall be determined by the Committee and the Board in respect of each calendar year. These measurable criteria will be based on, inter alia, the Company’s financial results, the scope of the Company’s business activity, the CEO’s opinion on the contribution of the Officer to the Company, the distribution of the annual bonus over the year, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising investments, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, objectives relating to the realization of the Company’s assets, the acquisition of new activities and/or companies and objectives relating to an increase of the return on the Company’s assets (the “Bonus Goals”).

5.2.3.	Maximum Amount. The maximum amount for the Annual Target Bonus that may be paid in any fiscal year shall not exceed six (6) monthly Base Salaries (equivalent to 50% of the Base Salary on an annualized basis) to the CEO, and five (5) monthly Base Salaries (equivalent to 41.66% of the Base Salary on an annualized basis) to any other Officer.

5.2.4.	Minimum Personal Achievement Threshold for Annual Target Bonus. In addition to satisfaction by the Company of the above-mentioned Company-Wide Threshold Conditions, in order for an individual Officer to qualify for any portion of the Annual Target Bonus in any given year, the Officer must have achieved at least 50% of the bonus criteria that have been specified for such Officer by the Company in such year.

5.2.5.	Overachievement Bonus. In the event of overachievement (satisfaction of over 100%) of the bonus criteria by an Officer or CEO that have been specified for such Officer by the Company in a given year, the Company may pay out an additional amount of up to four (4) monthly Base Salaries (equivalent to 33.33% of the Base Salary on an annualized basis) to the CEO, and an additional amount of up to three (3) monthly Base Salaries (equivalent to 25% of the Base Salary on an annualized basis) to any other Officer (the “Overachievement Bonus”).

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5.3.	Special Bonus

5.3.1.	In addition to the Annual Target Bonus and the Overachievement Bonus , the Company (subject to the approvals of the Committee and the Board)) shall have the authority to grant Officers, on a per event basis, a special bonus (a “Special Bonus”) as an award for the following: (i) special contribution (outstanding personal achievement, outstanding personal effort, and/or outstanding Company performance, such as related to mergers and acquisitions, offerings, or special recognition in case of retirement); (ii) relocation overseas (i.e. conditioned upon continued employment with the Company, the Company may reimburse an Officer for his or her actual reasonable relocation expenses when relocating to another country or state, and upon return), and/or; (iii) talent attraction purposes (e.g such as for a “hiring,” “sign-on” or “inducement” bonus), all at the full discretion of the Committee and the Board (and with respect to the CEO, also the Company’s general meeting of shareholders, as required).

5.3.2.	Maximum Special Bonus Amount. The maximum amount for the Special Bonus that may be paid an in any fiscal year shall not exceed six (6) monthly Base Salaries (equivalent to 50% of the Base Salary on an annualized basis) to the CEO, and five (5) monthly Base Salaries (equivalent to 41.66% of the Base Salary on an annualized basis) to any other Officer.

5.3.3.	Maximum Payout Cap. The aggregate amount of any Special Bonus, the Annual Target Bonus and the Overachievement Bonus awarded to each Officer on an annualized basis[3], as calculated at grant date, shall not exceed 200% of Base Salary on an annual basis of such Officer, as the case may be (the “Maximum Aggregate Cap”).

5.3.4.	Form of Consideration. Any bonuses allowed under this policy may be paid out in any form of consideration that the Company deems appropriate.

5.4.	Bonus upon Termination during a Fiscal Year

Except in the event of termination for cause as that term as defined in the Company’s policies, procedures and/or agreements, should the Company terminate the employment or service of an Officer prior to the end of a fiscal year, the Company may, but is not obligated to, pay the Officer the pro rata share of that fiscal year’s annual bonus, based on the period such Officer was employed by the Company or has served in the Company, and based on the Officer’s satisfaction of the applicable performance metrics.

5.5.	Compensation Recovery (“Clawback”):

5.5.1.	In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.

5.5.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Officer.

3        Taking into consideration the vesting period of any grant.

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5.5.3.	Nothing in this Section limits the Company’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities laws.

5.6.	Committee and Board Discretion

The Company's Committee and Board may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

6.	Equity-Based Compensation

6.1.	The Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Committee and the Board shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the then-current Stock Option Plan.

6.3.	Subject to any applicable law and at the Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.	The fair market value of equity-based compensation awarded to each Officer on an annual basis[4], as calculated at grant date, shall not exceed 200% of Base Salary on an annual basis of such Officer, as the case may be. Such quantity shall not include the annual implication of prior equity allocations made in previous years.

6.5.	The fair market value of equity-based compensation awarded to each non-management director (including the chairman) in a given year[5], as calculated at grant date, shall not exceed 400% of the annual cash fee retainer of such director, as the case may be. Such quantity shall not include the annual implication of prior equity allocations made in previous years.

6.6.	In the case of a grant of options, the exercise price for each option shall be determined based on the closing price of the Company’s ADSs[6] on the NASDAQ exchange on the day prior to the approval by the Board (or if authorized, the Committee), or by the shareholders meeting (if required).

6.7.	All equity-based incentives granted to Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Generally, grants of equity under ordinary circumstances shall vest over a period of four (4) years, starting on the Officer or director's grant date, as follows: (i) Twenty-five percent (25%) of the Options shall vest on the first year anniversary of the Vesting Commencement Date; and (ii) The remainder portion of the Options shall vest in equal quarterly installments at the end of each quarter over the following thirty-six (36) months, such that all the Options shall be fully vested on the four (4) year anniversary of the Vesting Commencement Date.

6.8.	In extraordinary circumstances, equity grants to Officers (excluding Directors) may be subject to vesting period equal to shorter vesting periods of at least two (2) years. Grants to directors shall vest over a period of at least one (1) year. Such grants may be vested on a quarterly, semi-annual or an annual basis, or based on other time periods (which may not be necessarily equal), as determined by the Company (subject to the approvals of the Committee and the Board, and with respect to the Company's directors and CEO- also the Company's general meeting of shareholders). The Company (subject to the abovementioned required approvals) may, but is not required to, condition the vesting of part or all of the equity-based incentives, for some or all of its Officers, upon the achievement of predetermined performance goals. The Company (subject to the abovementioned required approvals) may also set terms relating to vesting in connection with an Officer leaving the Company (due to a dismissal, resignation, death, or disability). All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

4        Taking into consideration the vesting period of any grant.

5        Taking into consideration the vesting period of any grant.

6        As of the date of the drafting of this policy, one (1) ADS is equivalent to two (2) ordinary shares of the Company. Thus, for example, assuming this ratio remains in place, a grant of options to purchase 1,000 ordinary shares would be subject to an exercise price of half the closing ADS price on the NASDAQ exchange on the day prior to the required approval.

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7.	Retirement and Termination

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in accordance with any applicable law.

7.2.	Notice period:

7.2.1.	The Company may give an Officer a notice period of up to three (3) months, provided that the termination of employment of such officer happened without cause.

7.2.2.	The Company may waive the Officer's services to the Company during the notice period or any part thereto and may pay the amount payable in lieu of notice, plus the value of benefits and bonuses, even in case of immediate termination.

7.3.	Non-compete bonus: Subject to compliance with applicable laws, the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Committee and Board. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

7.4.	Retirement bonus: the Company may grant an Officer a retirement bonus upon termination without cause of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over twelve (12) months.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

7.5.	Change of Control: the Company may grant an Officers a bonus if its office is terminated or deemed terminated by the Company within twelve (12) months following a "change of control" (as defined in a Stock Option Plan approved by the Committee and the Board) upon such conditions determined by the Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer. It is clarified that a sale of the majority of the assets of the Company shall not be deemed as a “Change of Control” if after such sale the remaining assets held by the Company are not materially different than at the time the Officer was hired.

7.6.	For the avoidance of doubt, all of the above bonuses (i.e. in this section 7) may be applied on an accumulative and not necessarily on an independent basis, save for the non-competition, which if applies is to the exclusion of the other termination provisions (except for the notice period).

8.	Exemption, Insurance, and Indemnification

8.1.	General: In addition to its compensation in accordance with the provisions of this Policy, each Officer shall be entitled to exemption, insurance and indemnification subject to the limitation and the approvals under of any applicable law and the provisions of this Policy.

In this Section 8 “Officers” shall include “Directors”.

8.2.	Exemption (Waiver of liability): the Company may waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by its action and pursuant to his position as an Officer.

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8.3.	Officer Liability Insurance (claims made): the Company shall obtain a D&O liability insurance policy for its and its Subsidiaries Officers, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; and (b) the purchase of such policy shall be approved by the Committee which shall determine that such policy costs reflect the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.4.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets or any other occasion which terminates its D&O insurance, the Company may obtain an Officer’s liability insurance policy (run-off/tail) with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; and (c) the purchase of such policy shall be approved by the Committee which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities

8.5.	Indemnification in advance: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of its position as Officer of the Company and its Subsidiaries thereof, all subject to the terms of the letter of indemnification, as approved by the Company' from time to time.

8.6.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

8.7.	The Officers shall be entitled to receive from the Company a note of exemption and indemnification in accordance with the than customary and approved exemption and indemnification.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

10.	Miscellaneous

10.1.	The Committee and the Board are responsible for the management of the compensation plan and its implementation and all of the actions required therefor including the authority to interpret the provisions of the compensation policy in any event of doubt with regard to the implementation.

10.2.	It is emphasized that nothing in that stated in this compensation policy shall prejudice existing agreements and/or binding practices (if any) between the Company and the officers prior to approval of this compensation policy.

10.3.	In the event of any change in the relevant law or any other relevant rules and regulations or the in interpretation therewith, which is more lenient than the provisions of this compensation policy, the Committee and the Board shall be entitled to adopt the more lenient provisions to follow these provisions even if they contradict the principles of this Policy, and this without requiring approval of the shareholders meeting of the Company in connection therewith.

10.4.	The Committee and the Board will examine from time to time the compensation policy and the need for its adjustment in the face of a material change of the circumstances which had prevailed when it was determined or for other reasons.

10.5.	The Company's Chief Executive Officer and Chief Financial Officer shall be responsible for the actual Implementation of this Policy and shall report immediately regarding to any issues relating thereto to the Committee and the Board.

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10.6.	During the effectiveness period of this policy, an internal review over the Implementation of the policy by the Company.

10.7.	The US Dollar-New Israeli Shekel exchange rate, or any other exchange rate, shall be calculated as the rate on the date of the engagement of the beneficiary with the Company or the date upon which the actual grant is made/approved (the “Exchange Rate Date").

10.8.	Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.9.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.10.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer or Director with regard to its terms.

10.11.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

10.12.	It is hereby clarified that the amounts and benefits described in this document apply across all geographic jurisdictions.

10.13.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board from time to time.

*     *     *

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Appendix B

Director's Declaration

Appendix B - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to BrainsWay Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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